UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        FORM 12B-25
               NOTIFICATION OF LATE FILING

                         FORM 10-QSB

For Period Ended: March 31, 2003          SEC FILE Number 000-32327
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PART I- REGISTRANT INFORMATION

                     Cyokaras Corporation
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                   Full Name of Registrant

7310 West Links Court                   Nine Mile Falls, WA  99206
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Address of Principal Executive          City, State and Zip code
Office

PART II- RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] Yes

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report of Form 10Q or Form 10 QSB, or portion thereof will filed on or before the fifth calendar day following the prescribed due date; [X] Yes

 (c) The accountant's statement or other exhibit required by Rule 12b 25(c) has been attached if applicable [X] N/A

PART III- NARRATIVE

The Form 10-QSB can not be filed within the prescribed time period because the Company has encountered delays in finalizing financial statements.

PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Ronald McIntire      509          622--0931
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                Name          Area code   Telephone Number

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                          [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimated of the results cannot be made.

                      Cyokaras Corporation
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          (Name of Registrant as Specified in Charter)

has caused this notification to the signed on its behalf by the undersigned hereunto duly authorized.


Date: May 13, 2003     By: /s/ Ronald McIntire, President
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